UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Airlines Corp.

File No. 001-31898 - CF#27145

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Pinnacle Airlines Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2011, as amended on November 18, 2011.

Based on representations by Pinnacle Airlines Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.87	through June 17, 2021
Exhibit 10.88	through June 17, 2021
Exhibit 10.89	through June 17, 2021
Exhibit 10.90	through December 31, 2015
Exhibit 10.94	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel